EXHIBIT 12.2

DUKE REALTY CORPORATION
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands except ratios)

Six Months
Ended June 30, 2006
Net income from continuing operations, less preferred dividends	$28,792
Minority interest in earnings of common unitholders	2,918
Interest expense (excludes amortization of deferred financing fees)	80,308
Earnings before debt service	$112,018

Interest expense (excludes amortization of deferred financing fees)	$80,308
Recurring principal amortization	4,090
Total debt service	$84,398

Ratio of earnings to debt service	1.33